

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Stuart Bodden
President, Chief Executive Officer and Director
Ranger Energy Services, Inc.
10350 Richmond, Suite 550
Houston, Texas 77042

      Re: Ranger Energy Services, Inc.
          Registration Statement on Form S-1
          Filed March 31, 2022
          File No. 333-264037

Dear Mr. Bodden:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Crosby Scofield, Esq.